Exhibit 4.9

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED DECLARATION OF TRUST

OF HUNTINGTON CAPITAL II

This Amendment No. 1 (the “Amendment”) to the Amended and Restated Declaration of Trust (the “Declaration”) of Huntington Capital II, a Delaware statutory business (the “Trust”), is dated as of this 28th day of September 2007, among Huntington Bancshares Incorporated, a Maryland corporation (“Huntington” or the “Sponsor”), and Beth A. Russell and James K. Ciroli, as Regular Trustees. All capitalized terms used but not otherwise defined in this Amendment have the meanings assigned to them in the Declaration.

Recitals

A. Huntington is the Sponsor of the Trust and is the Holder of all of the Common Securities.

B. The parties desire to amend the Declaration to permit the exchange of Capital Securities held by Huntington for a like liquidation amount of Floating Rate Junior Subordinated Debentures due 2028 issued by Huntington (“Debentures”) solely to facilitate the retirement of such Debentures then held by Huntington as currently permitted by Section 309 of the Indenture.

C. Article 11 of the Declaration provides for the amendment of the Declaration. Section 11.1(a) of the Declaration provides that the Declaration may be amended by (i) the Regular Trustees, (ii) the Property Trustee if the amendment affects the rights, powers, duties obligations, or immunities of the Property Trustee, (iii) the Delaware Trustee if the amendment affects the rights, powers, duties obligations, or immunities of the Delaware Trustee, and (iv) the Sponsor.

D. Section 11.1(d) of the Declaration permits the Declaration to be amended by the holders of a majority of the Common Securities and the Regular Trustees, without the consent of the Holders of the Securities to, among other things, make any other provisions with respect to matters or questions arising under the Declaration that are not inconsistent with the other provisions of the Declaration.

Amendment

1. Section 3.6 of the Declaration shall be amended by adding the following paragraph (p):

(p) if, at any time or from time to time, the Sponsor acquires Capital Securities and desires to exchange such Capital Securities for a like liquidation amount of Debentures for the sole purpose of facilitating the cancellation of such Debentures and the retirement of such Capital Securities, to take any and all action necessary to effect such an exchange, cancellation, and retirement, including without limitation causing the Trust to enter into such agreements, executing such other documents, and instructing the Property Trustee or others as may be necessary to evidence such exchange, cancellation, and retirement.

2. The parties hereby affirm that this Amendment (i) is being made with respect to matters arising under the Declaration that are not inconsistent with any other provision of the Declaration; (ii) does not and is not intended to affect the rights, powers, duties obligations, or immunities of the Property Trustee or the Delaware Trustee, and (iii) does not and is not intended to adversely affect in any material respect the interests of any Holder of Capital Securities or Common Securities.

3. In accordance with Section 11.1(d) of the Declaration, this Amendment shall become effective immediately upon delivery of notice of the Amendment to the Holders of Capital Securities and Common Securities. As the sole Holder of all of the Common Securities, Huntington hereby acknowledges receipt of notice of the Amendment.

4. Except as otherwise specifically amended herein, the Declaration, remains in full force and effect, and this Amendment and the Declaration shall be read, taken, and construed as one and the same instrument.

Sincerely,

HUNTINGTON BANCSHARES INCORPORATED,
As Sponsor

By:	/s/ Donald R. Kimble
Donald R. Kimble, Executive Vice President

By:	/s/ Beth A. Russell
Beth A. Russell, Senior Vice President

HUNTINGTON CAPITAL II

By:	/s/ Beth A. Russell
Beth A. Russell, Regular Trustee

By:	/s/ James K. Ciroli
James K. Ciroli, Regular Trustee

3